Aesthetic Medical International Holdings Group Ltd

September 19, 2024

VIA EDGAR

Mr. Conlon Danberg

Ms. Margaret Sawicki

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Aesthetic Medical International Holdings Group Ltd

Form 20-F for the Year Ended December 31, 2023

Filed April 25, 2024

File No. 001-39088

Dear Mr. Danberg and Ms. Sawicki:

Aesthetic Medical International Holdings Group Ltd (the “Company,” “we,” “us,” “our company” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated September 10, 2024 regarding its annual report on Form F-20 for the fiscal year ended December 31, 2023 (the “FY2023 Form 20-F”) filed on April 25, 2024. For ease of reference, we have repeated the Staff’s comments in bold in this response letter and numbered them accordingly. Capitalized terms used but not otherwise defined in this letter have the meanings assigned to them in the FY2023 Form 20-F. Disclosure changes made in response to the Staff’s comments will be incorporated in the Form 20-F to be filed for the year ended December 31, 2024.

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2023

Item 3.D. Risk Factors

Risks relating to doing business in the PRC, page 26

1.	We note your response to prior comment 6 and the statement you plan to add to page 27: "However, the legal risks associated with being based in and having operations in mainland China could apply to the operations in Hong Kong, if the laws, regulations and the discretion of the governmental authorities in mainland China become applicable to entities and businesses in Hong Kong in the future." Please revise this statement so that it is clear that the legal and operational risks associated in operating in the PRC apply to your present operations in Hong Kong.

Response: In response to the Staff’s comment, the Company respectfully submits that we believe the legal risks associated with being based in and having operations in mainland China does not apply to our operations in Hong Kong at the current stage. The Company currently has no operations in Hong Kong and does not intend to conduct operations in Hong Kong in the foreseeable future. The Company currently has two subsidiaries incorporated in Hong Kong, namely Peng Oi Investment (Hong Kong) Holdings Limited and Newa Medical Aesthetics Limited, each of which is a holding company without operations of its own. In addition, Newa Medical Aesthetics Limited is undergoing the process of cancelling its business registration with Hong Kong Companies Registry, which is expected to be completed by the end of 2024. After the business deregistration of Newa Medical Aesthetics Limited, it will be disposed and no longer a subsidiary of the Company. Further, Hong Kong, despite being a Special Administrative Region of the PRC, has its own governmental and legal system that is currently independent from mainland China under the “One Country, Two Systems” policy. As such, the risk that the legal and operational risks associated with being based in and operating in mainland China also apply to operations in Hong Kong is dependent on the fact that whether in the future the PRC government will exert substantial influence, discretion, oversight, and control over the manner in which Hong Kong-based entities must conduct their business activities. As such, we believe that any legal and operational risks associated with being based in and having operating in mainland China currently does not apply similarly to our operations in Hong Kong.

In addition, the Company respectfully submits that we have included the disclosure relating to the risk that the legal and operational risks associated with operating in mainland China may apply to operations in Hong Kong in our proposed disclosure as follows on page 27 of the FY2023 Form 20-F (page reference is made to the FY2023 Form 20-F to illustrate the approximate location of the disclosure), based on the Company’s response to the Staff’s comment 6 submitted on August 27, 2024.

“In particular, the operational risks associated with being based in and having operations in mainland China may also apply to operations in the special administrative regions of Hong Kong. With respect to the legal risks associated with being based in and having operations in mainland China, the laws, regulations and the discretion of the governmental authorities in mainland China discussed in this annual report are expected to apply to entities and businesses in mainland China, rather than entities or businesses in Hong Kong which operate under different sets of laws from mainland China. However, the legal risks associated with being based in and having operations in mainland China could apply to the operations in Hong Kong, if the laws, regulations and the discretion of the governmental authorities in mainland China become applicable to entities and businesses in Hong Kong in the future.”

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The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We thank the Staff for its review of the foregoing. If you have any questions or further comments, please do not hesitate to contact the Company at (+86) 139-2862-0496. If you have further comments, we would appreciate it if you would forward them by electronic mail to us at toby@pengai.com.cn or by phone.

Very truly yours,

/s/ Zhang Chen
Zhang Chen
Chairman